Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 13, 2017

Relating to Preliminary Prospectus dated September 6, 2017

Registration Statement No. 333-219205

TREMONT MORTGAGE TRUST

Free Writing Prospectus

This free writing prospectus relates to and should be read together with the preliminary prospectus dated September 6, 2017 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-11 (File No. 333-219205) of Tremont Mortgage Trust (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2017 (the “Registration Statement”). The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1708405/000104746917005549/a2233157zs-11a.htm.

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Shares offered:	2,500,000 Shares

Underwriters’ overallotment option:	375,000 Shares

Initial public offering price per Share:	$20.00 per Share

Concurrent private placement:

Company’s manager, Tremont Realty Advisors LLC (the “Manager”), plans to acquire in a private placement that closes concurrently with the completion of this Offering, at the same price per Share as the initial public offering price in this Offering, 600,000 Shares that will represent approximately 19.4% of the Shares outstanding after the completion of this Offering and such private placement.

Total Shares to be outstanding after this offering and the concurrent private placement:	3,100,100 Shares (3,475,100 Shares if the underwriters exercise their overallotment option in full)

Use of proceeds:

Because the Manager has agreed to pay all of the initial organizational costs related to the Company’s formation and the costs of this Offering (including the underwriting discounts and commissions), the net proceeds received by the Company from this Offering are expected to equal the public offering price of the Shares, or $50.0 million ($57.5 million if the underwriters’ overallotment option is exercised in full). The Company will also receive additional proceeds of $12.0 million from the sale of Shares to the Manager in the concurrent private placement.

Capitalization

The following table sets forth, as of June 30, 2017, (a) the Company’s actual capitalization and (b) the Company’s capitalization as adjusted to reflect the effect of (i) the sale of 2,500,000 Shares in this Offering and (ii) the concurrent private placement of 600,000 Shares to the Manager.

	As of June 30, 2017
	Actual	As adjusted(1)
	(Unaudited)

Shareholders’ equity

Common shares of beneficial interest, $0.01 par value per share; 100 shares issued and outstanding, actual, and 3,100,100 shares issued and outstanding, as adjusted	$1	$31,001

Additional paid in capital	1,999	61,970,999

Total shareholder’s equity	$2,000	$62,002,000

(1)         The above table does not include (i) any Shares that may be issued pursuant to the underwriters’ overallotment option to purchase up to 375,000 additional Shares or (ii) Shares reserved for issuance under the Equity Compensation Plan (7.5% of the Shares outstanding following consummation of this Offering (including Shares issued pursuant to the underwriters’ exercise of their overallotment option and Shares issued in the concurrent private placement of Shares to the Manager) will be reserved for issuance under the Equity Compensation Plan).

THE COMPANY’S CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001708405.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING UBS INVESTMENT BANK TOLL-FREE AT 1-888-827-7275; CITIGROUP TOLL-FREE AT 1-800-831-9146; OR RBC CAPITAL MARKETS, LLC TOLL FREE AT 1-877-822-4089.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.